SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2685T115
(CUSIP Number)

Susanne V. Clark
c/o Centerbridge Partners, L.P. 375 Park Avenue New York, NY 10152 (212) 672-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 29 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 2 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,204,641
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,204,641
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,204,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 3 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,204,641
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,204,641
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,204,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 4 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,023,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,023,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,023,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 5 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,818,546
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,818,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,818,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 6 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,818,546
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,818,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,818,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 7 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,520,805
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,520,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,520,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 8 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners SBS II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,008
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 9 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Associates II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,520,805
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,520,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,520,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 10 of 29 Pages

1	NAME OF REPORTING PERSON CCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,597,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,597,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,597,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 11 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II AIV IV (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,610,848
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,610,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,610,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 12 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,610,848
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,610,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,610,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 13 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 529,777
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 529,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 14 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 529,777
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 529,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 15 of 29 Pages

1	NAME OF REPORTING PERSON CSCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,140,625
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,140,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,140,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 16 of 29 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,761,625
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,761,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,761,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 17 of 29 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,761,625
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,761,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,761,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 18 of 29 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on July 21, 2014, as amended by Amendment No. 1 ("Amendment No. 1") filed with the SEC on July 23, 2015, and Amendment No. 2 ("Amendment No. 2", and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D") filed on September 17, 2015, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Genco Shipping & Trading Limited, a corporation organized under the laws of the Republic of the Marshall Islands (the "Issuer"). This Amendment No. 3 amends Items 2, 4 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a), (f) This Schedule 13D is filed by:

	(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Common Stock beneficially owned by it;

	(ii)	Centerbridge Credit Partners General Partner, L.P., a Delaware limited partnership ("CCPGP"), as general partner of CCP, with respect to the Common Stock beneficially owned by CCP;

	(iii)	Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership ("CCPM"), with respect to the Common Stock beneficially owned by it;

	(iv)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership ("CCPOGP"), with respect to the Common Stock beneficially owned by CCPM;

	(v)	Centerbridge Credit Cayman GP Ltd., a Cayman Islands exempted company ("CCCGP") as general partner of each of CCPGP and CCPOGP, with respect to the Common Stock beneficially owned by CCP and CCPM;

	(vi)	Centerbridge Capital Partners II (Cayman), L.P., a Cayman Islands limited partnership ("CCP II Cayman"), with respect to the Common Stock beneficially owned by it;

	(vii)	Centerbridge Capital Partners SBS II (Cayman), L.P., a Cayman Islands limited partnership ("CCP SBS II Cayman"), with respect to the Common Stock beneficially owned by it;

	(viii)	Centerbridge Associates II (Cayman), L.P., a Cayman Islands limited partnership ("CA II Cayman"), as general partner of CCP II Cayman, with respect to the Common Stock beneficially owned by CCP II Cayman;

	(ix)	CCP II Cayman GP Ltd., a Cayman Islands company ("CCP II Cayman Ltd."), as general partner of each of CA II Cayman and CCP SBS II Cayman, with respect to the Common Stock beneficially owned by CCP II Cayman and CCP SBS II Cayman;

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 19 of 29 Pages

(x)	Centerbridge Special Credit Partners II AIV IV (Cayman), L.P., a Cayman Islands limited partnership ("CSCP Cayman"), with respect to the Common Stock beneficially owned by it;

(xi)	Centerbridge Special Credit Partners General Partner II (Cayman), L.P., a Cayman Islands limited partnership ("CSCPGP II Cayman"), as general partner of CSCP Cayman, with respect to the Common Stock beneficially owned by CSCP Cayman;

(xii)	Centerbridge Special Credit Partners II, L.P., a Delaware limited partnership ("CSCP II"), with respect to the Common Stock beneficially owned by it;

(xiii)

Centerbridge Special Credit Partners General Partner II, L.P., a Delaware limited partnership ("CSCPGP II"), as general partner of CSCP II, with respect to the Common Stock beneficially owned by CSCP II;

(xiv)	CSCP II Cayman GP Ltd., a Cayman Islands company ("CSCP II Cayman Ltd."), as general partner of each of CSCPGP II Cayman and CSCPGP II, with respect to the Common Stock beneficially owned by CSCP Cayman and CSCP II;

(xv)	Mark T. Gallogly ("Mr. Gallogly"), a United States citizen, who indirectly, through various intermediate entities controls CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II with respect to the Common Stock beneficially owned by CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II; and

(xvi)	Jeffrey H. Aronson ("Mr. Aronson"), a United States citizen, who indirectly, through various intermediate entities controls CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II with respect to the Common Stock beneficially owned by CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to the directors of CCCGP, CCP II Cayman Ltd. and CSCP II Cayman Ltd. is set forth on Schedule I attached hereto.

(b) The business address of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, New York 10152.

(c) Other than Mr. Gallogly and Mr. Aronson, the Reporting Persons are private investment funds (or their general partners) principally engaged in the business of making investments in financial instruments. Mr. Gallogly is a Managing Principal of Centerbridge Partners, L.P. Mr. Aronson is a Managing Principal of Centerbridge Partners, L.P.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 20 of 29 Pages

(d) – (e) During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Schedule I hereto) (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In addition, the Issuer has in its SEC filings made disclosures relating to industry conditions that have negatively impacted its performance and also has made disclosures relating to its liquidity needs and indebtedness and discussions that it has had or may have with lenders under certain of its debt facilities. In light of these circumstances, we may discuss the Issuer’s capital needs and financing options with it and other interested parties, including existing and potential lenders and other sources of capital, and we may make proposals to the Issuer with respect to its capitalization and possible financing and recapitalization transactions. We cannot predict what the Issuer’s actual results and financial condition will be in the future or if any proposals that we or others may make would be able to address these needs on acceptable terms, or at all. Any proposal made by us with respect to a financing or recapitalization transaction will not constitute a commitment on our part unless and until we reach a formal definitive agreement with the Issuer and all conditions to any obligations under such agreement are met.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Description
Joint Filing Agreement, dated May 11, 2016

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 21 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2016

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners

General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

Centerbridge Credit Cayman GP Ltd. /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 22 of 29 Pages

CENTERBRIDGE CAPITAL PARTNERS II (CAYMAN), L.P.

By: Centerbridge Associates II (Cayman), L.P.,

its general partner

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II (CAYMAN), L.P.

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES II (CAYMAN), L.P.

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CCP II CAYMAN GP LTD. By: Centerbridge GP Investors II, LLC, its director /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 23 of 29 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS II AIV IV (CAYMAN), L.P.

By: Centerbridge Special Credit Partners General

Partner II (Cayman), L.P., its general partner

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II (CAYMAN), L.P.

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CSCP II CAYMAN GP LTD. By: Centerbridge Special GP Investors II, L.L.C., its director /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS II, L.P.

By: Centerbridge Special Credit Partners

General Partner II, L.P.,

its general partner

By: CSCP II Cayman GP Ltd., its

general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 24 of 29 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS

GENERAL PARTNER II, L.P.

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

MARK T. GALLOGLY /s/ Mark T. Gallogly

Jeffrey H. Aronson /s/ Jeffrey H. Aronson

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 25 of 29 Pages

Schedule I

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: CENTERBRIDGE CREDIT CAYMAN GP LTD. ("CCCGP")

Centerbridge Credit GP Investors, L.L.C. ("CCGPI") serves as the director of CCCGP. Its business address is 375 Park Avenue, 12th Floor, New York, New York 10152. Its principal occupation is to serve as director of CCCGP. CCGPI is a Delaware limited liability company.

REPORTING PERSON: CCP II CAYMAN GP LTD. ("CCP II Cayman Ltd.")

Mr. Gallogy and Mr. Aronson serve as the directors of CCP II Cayman Ltd. Mr. Gallogy and Mr. Aronson are Reporting Persons.

REPORTING PERSON: CSCP II CAYMAN GP LTD. ("CSCP II Cayman Ltd.")

Centerbridge Special GP Investors II, L.L.C. ("CSGPI II") serves as the director of CSCP II Cayman Ltd. Its business address is 375 Park Avenue, 12th Floor, New York, New York 10152. Its principal occupation is to serve as director of CSCP II Cayman Ltd. CSGPI II is a Delaware limited liability company.

Mr. Gallogy and Mr. Aronson serve as managing members of CSGPI II. Mr. Gallogy and Mr. Aronson are Reporting Persons.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 26 of 29 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 11, 2016

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners

General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

Centerbridge Credit Cayman GP Ltd. /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 27 of 29 Pages

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS II (CAYMAN), L.P.

By: Centerbridge Associates II (Cayman), L.P.,

its general partner

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II (CAYMAN), L.P.

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 28 of 29 Pages

CENTERBRIDGE ASSOCIATES II (CAYMAN), L.P.

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CCP II CAYMAN GP LTD. By: Centerbridge GP Investors II, LLC, its director /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS II AIV IV (CAYMAN), L.P.

By: Centerbridge Special Credit Partners General

Partner II (Cayman), L.P., its general partner

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II (CAYMAN), L.P.

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CSCP II CAYMAN GP LTD. By: Centerbridge Special GP Investors II, L.L.C., its director /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 29 of 29 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS II, L.P.

By: Centerbridge Special Credit Partners

General Partner II, L.P.,

its general partner

By: CSCP II Cayman GP Ltd., its

general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II, L.P. By: CSCP II Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

MARK T. GALLOGLY /s/ Mark T. Gallogly

Jeffrey H. Aronson /s/ Jeffrey H. Aronson